ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 8, 2019

BY EDGAR	Robert Schmidt T +1 617 951 7831 F +1 617 235 9425 robert.schmidt@ropesgray.com

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”)

File Numbers: 333-232263; 811-23451

Dear Ms. Rossotto:

On behalf of Stone Ridge Residential Real Estate Income Fund I, Inc., transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the 1933 Act to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2019 (the “Registration Statement”).

Amendment No. 1 reflects changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided by letter dated July 18, 2019. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portion of this letter for which confidential treatment is sought is marked as [Redacted - Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

General

1.

Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on pre-effective amendments to the registration statement, disclosures made in response to this letter, information supplied to us, and/or exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment and notes that the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

2.	Staff Comment: Please advise us if you have submitted or intend to submit an exemptive application or no-action request in connection with your registration statement.

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Response: The Fund has not submitted an exemptive application or no-action request in connection with its Registration Statement and does not currently intend to do so.

3.

Staff Comment: The staff notes the Fund intends to invest primarily in “single family properties, or in assets providing exposure to such properties, in the form of equity debt and alternatively financing investments.” Given the nature of the Fund’s investments, supplementally explain in detail why the Fund qualifies as an investment company under the Investment Company Act of 1940 (the “1940 Act”). In your response, please specifically address how each of the Fund’s direct and indirect investments (e.g., through Subsidiaries, joint ventures, other investments pools, and alternative financing investments) in real estate impacts the analysis.

Response: The Fund expects to be an investment company based on the criteria set forth in Section 3(a)(1)(C) of the 1940 Act, according to which an issuer is an investment company if it “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets…on an unconsolidated basis.” Accordingly, the Fund will be an “investment company” if the assets that it proposes to invest, reinvest, own, hold or trade are “securities,” and if at least 40% of the assets that it proposes to own are “investment securities.” “Investment securities,” for purposes of Section 3(a)(1)(C) are the same as “securities,” except that they exclude certain subsidiary interests and certain other instruments that are not relevant here.

A substantial portion of the Fund’s investments will consist of interests in private investment vehicles that will invest in single family rental properties. These entities will generally be organized as partnerships, limited liability companies or as similar business entities in which the Fund will have limited partnership interests, membership interests or similar interests. The Fund will have varying levels of ownership interest in these vehicles. While the Adviser will actively evaluate opportunities for the Fund to invest in such vehicles, it generally does not intend to play an active role in the day-to-day management of these vehicles once the Fund has invested, and the profitability of the vehicle, in such cases, will result from the efforts of the vehicle’s sponsor or administrator. The Fund therefore expects to be a passive investor with respect to a substantial portion of limited partnership and limited liability company interests that it holds. The Fund will waive voting rights or other formal control privileges with respect to such limited partnership and limited liability company interests to the extent necessary to preserve its investment company status under Section 3(a)(1)(C).

It is expected that a substantial portion of the Fund’s interests in non-Subsidiary private investment vehicles will be “securities” within the meaning of the 1940 Act. The definition of “security” in the 1940 Act does not explicitly reference limited partnership interests or

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limited liability company interests. Courts have generally determined the status of such interests under federal securities laws by applying the Howey test, according to which such interests would be “investment contracts” (and therefore “securities”) if they involve (i) an investment of money, (ii) in a common enterprise, (iii) with profits to come solely from the efforts of a promoter or third party. (SEC v. W.J. Howey Co., 328 U.S. 293 (1946).) The Fund’s non-Subsidiary limited partnership and limited liability company interests will satisfy the first and second prongs of the Howey test because the Fund will generally invest money into the vehicles in which other participants are involved. The Fund’s non-Subsidiary investments will also satisfy the third prong of the Howey test because the Fund will rely on the real estate operators or vehicle sponsors to manage the properties and will expect to derive income passively from its proportionate ownership interest in these vehicles. (See Williamson v. Tucker, 645 F.2d 404, 424 (5th Cir. 1981); Mayer v. Oil Field Systems Corp., 721 F.2d 59, 65 (2d. Cir. 1983) (finding that a limited partnership interest “generally is a security because such an interest involves investment ‘in a common enterprise with profits to come solely from the efforts of others”). But see Steinhardt Group Inc. v. Citicorp, 126 F.3d 144, 153 (finding no investment contract because a limited partner who owned 98.79% of a partnership and retained extensive proposal and approval rights over the business plans still exercised pervasive control over the partnership’s management).

Historically, the Commission and its Staff have taken positions consistent with the view that ownership interests are “securities” for federal securities law purposes when the owner is a passive investor. Notably, the Commission has indicated that interests in limited partnerships formed for purposes of investing in real estate may not be securities within the meaning of Section 3(a)(1)(C) of the 1940 Act when an issuer “1)…owns more than 50 percent of the limited partnership interests in all the limited partnerships in which it invests and has the right to dismiss and replace the general partners of such underlying companies and the limited partners of such company have the right to dismiss and replace their general partner or partners; (2)…is not an investment company within the meaning of Section 3(a)(1) of the Act; and (3)…does not register under the Act in reliance upon an opinion of counsel that it is not an investment company within the meaning of Section 3(a)(3) of the Act.” (SEC Investment Co. Act Release No. IC-8456 (Aug. 9, 1974) (the “1974 Guidance”).) The Staff has declined to provide no-action relief to issuers seeking conformation that they were not investment companies when such issuers did not closely adhere to the criteria set forth in the 1974 Guidance. (See, e.g., Westin Hotels Ltd. Partnership, SEC No-Action Letter (pub. avail. Nov. 14, 1985; see also Great American Management and Investment, Inc., SEC No-Action Letter (pub. avail, Sept. 27, 1982) (“We wish to make clear that the company owning more than 50 percent of the limited partnership interests must have the power to dismiss and replace the general partner or partners and an arrangement in which a partnership terminates upon removal of the general partner would not suffice.”). The first criterion set forth in the 1974 Guidance will not be satisfied with respect to the Fund’s portfolio, as it will not own more than 50% of all limited partnerships in which it has an interest, and will not have the ability to replace the general partners in all

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cases. The second and third criteria in the 1974 Guidance will also not be satisfied, as the Fund expects to be an investment company within the meaning of 3(a)(1)(A) of the 1940 Act, and will not receive an opinion from counsel that it is not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act.

The Fund is aware that Section 3(a)(1)(C) establishes criteria that are applied to issuers on an unconsolidated basis, as the term “investment securities” excludes “securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of” Section 3(c) of the 1940 Act. The Fund confirms that at least 40% of its assets will consist of directly held “investment securities.” (The Fund submits, furthermore, that its interests in some or all of its Subsidiaries may constitute “investment securities,” as such entities may rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.) The Fund notes, further, that its directly held investments in non-Subsidiary partnerships and limited liability companies will not generally constitute investments in “majority-owned subsidiaries” for purposes of Section 3(a)(1)(C). Section 2(a)(24) of the 1940 Act defines “majority-owned subsidiary” as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person….” Although the Fund may own more than 50% of the economic interests in an investment vehicle, the Fund will, as noted above, waive its voting rights or other formal control privileges with respect to such vehicles to the extent necessary to preserve its investment company status under Section 3(a)(1)(C).

Based on the foregoing analysis, the Fund submits that at least 40% of its assets will consist of “investment securities” within the meaning of Section 3(a)(1)(C) of the 1940 Act, and that it therefore will be an investment company. The Fund supplementally notes that, in the alternative, it would also be an investment company pursuant to Section 3(a)(1)(A) of the 1940 Act, on the ground that it will hold itself out as being engaged primarily “in the business of investing, reinvesting, or trading in securities.” As discussed above, at least 40% of the Fund’s assets will consist of “investment securities,” which are necessarily securities. The Fund may also hold securities through its Subsidiaries, which would be attributed to the Fund for purposes of Section 3(a)(1)(A), the criteria of which apply on a consolidated basis. The Fund is able to confirm that it will engage “primarily” in investing in or trading securities.

Cover

4.

Staff Comment: In the first bolded bullet, the disclosure states that the Fund’s shares “are not listed and there is currently no secondary market for the Shares . . . .” Please add disclosure to this bullet point that investors “should not expect there to be any secondary trading market in the Shares.”

Response: The requested change has been made.

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5.

Staff Comment: In the paragraph following the bullets, please bold the disclosure stating that “[a]n investment in the Fund’s Shares should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment.”

Response: The requested change has been made.

6.

Staff Comment: In Interval Fund, please specify the anticipated timing of the Fund’s initial repurchase offer and provide a cross-reference to those sections of the prospectus that discuss the fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The requested cross-reference has been added. The Fund has also added the below sentence to the referenced paragraph:

The Fund expects to make its first repurchase offer in [            ].

7.

Staff Comment: In Subsequent Fund, the disclosure states that “[t]he Adviser intends to launch a series of non-diversified, closed-end management investment companies with investment objectives, policies and strategies substantially similar to those of the Fund.” Please supplementally explain the business purpose of this strategy, any anticipated differences between the Fund and the Subsequent Funds, and how investment opportunities will be allocated between the Fund and the Subsequent Funds. Please also explain to us why the discussion of the Subsequent Funds is not an “offer” of the Subsequent Funds under section 2(a)(3) of the Securities Act of 1933.

Response: Subsequent Funds are intended to permit existing and new investors the opportunity to increase or obtain exposure to the Fund’s strategy or a substantially similar one once the Fund has closed to new investments. In addition, following the expiration of its approximately eight-year term, the Fund intends to liquidate in order to return capital to Fund shareholders who either do not wish to remain invested in the Fund’s strategy, or who otherwise need liquidity. Fund investors who wish to remain invested in a substantially similar product may invest in a Subsequent Fund at that time. The Fund does not currently anticipate there being any material strategy differences between the Fund and any Subsequent Fund, although the Adviser retains the flexibility to adjust the strategies of Subsequent Funds based on market conditions or other considerations.

The Adviser intends to allocate opportunities among the Fund and Subsequent Funds in compliance with the policies and procedures maintained pursuant to Rule 206(4)-7 of the Advisers Act and its obligations under applicable law. In allocating investment opportunities, one of the factors the Adviser expects to consider is the amount of uninvested capital held by the Fund or a Subsequent Fund. The Fund notes that, as disclosed in the Prospectus, the Adviser does not anticipate launching any Subsequent Fund until the Fund or (as applicable) the preexisting Subsequent Fund has closed to new investments.

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Therefore, instances where the Fund and Subsequent Funds would have uninvested capital to deploy at the same time are expected to be limited.

In response to the final part of this comment, the Fund notes that the discussion of the “Subsequent Funds” is not an “offer” because no Subsequent Fund currently exists, and the Adviser does not anticipate launching any Subsequent Fund until the Fund has closed to new investments. Furthermore, as disclosed in the Prospectus, the Adviser may decide not to launch any Subsequent Fund. The potential launch of the Subsequent Funds is sufficiently remote and uncertain and the discussion of the Subsequent Funds in the Prospectus is sufficiently general, that such discussion is not an “offer” of the Subsequent Funds under section 2(a)(3) of the Securities Act of 1933. Any such Subsequent Fund, if launched, will register its shares and deliver its prospectus to investors as required by the 1933 Act. If Fund shareholders are ultimately given the option to have their dividend proceeds invested in Subsequent Fund shares, then any such shareholders who elect such option will be provided a Subsequent Fund prospectus prior to the purchase of such Subsequent Fund shares.

The Fund supplementally notes that Section 2(a)(3) of the 1933 Act includes the following:

The issue or transfer of a right or privilege, when originally issued or transferred with a security, giving the holder of such security the right…to subscribe to another security of the same issuer or of another person, which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security; but the issue or transfer of such other security upon the exercise of such right of conversion or subscription shall be deemed a sale of such other security.

The Fund submits that to the extent its Shareholders’ option to invest in Subsequent Funds is considered a potential “privilege…to subscribe to another security of…another person” within the meaning of the above, such privilege cannot be exercised until some future date and that, accordingly, the Registration Statement does not offer shares of any Subsequent Fund.

8.

Staff Comment: In Term, the disclosure states that the Fund expects to have a term of eight years. Please clarify when the term begins (e.g., the day the Fund commences investment operations, the end of the Subscription Period, or some other date).

Response: The referenced disclosure has been revised as shown below.

Term. The Fund expects to have a term of approximately eight years from its commencement of operations, which may be extended as recommended by the Adviser and approved by the Board without shareholder approval. At the end of such term, the Fund expects the Adviser to recommend a plan of liquidation that, if approved by the Board, will be carried out without shareholder approval.

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Prospectus

9.

Staff Comment: At the top of page 2, in the second paragraph of Investment Objective and Principal Investment Policies the disclosure states “[t]he Fund pursues its investment objective by investing primarily in single family rental properties, or in assets providing exposure to such properties, in the form of equity, debt and alternative financing investments.”

a.

Please disclose in this section how the Fund’s investment portfolio will be allocated among each type of investment. In particular, please disclose the extent to which the Fund’s portfolio will consist of direct or indirect investment in single family rental properties.

Response: The Fund has added the below as the final sentence under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments” and has made conforming changes where necessary throughout the Prospectus:

The Adviser retains broad flexibility to allocate Fund assets to different types of residential real estate investments in its discretion based on market opportunities, market conditions and investment-specific and other considerations. Subject to constraints associated with its status as a REIT and a registered investment company, the Fund is not subject to limits on the percentage of its assets that it can allocate to any particular single family rental investment, or to any particular type of single family rental investment.

b.

Please disclose in this section how the Fund seeks to achieve its objective through its investment in single family rental properties (i.e., please disclose specifically how these investments achieve capital appreciation and how the Fund receives current income from its investments).

Response: The Fund has added the below as the final two sentences of the first paragraph under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments” and has made conforming changes where necessary throughout the Prospectus:

Single family rental investments may generate income for the Fund through rental income that the Fund receives or through interest payments, dividends or other distributions, which may be supported by rental income generated by underlying properties. Single family rental investments may also increase in value, positioning the Fund to achieve capital appreciation.

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10.

Staff Comment: On page 2, in the first paragraph of Single Family Rental Investments, the disclosure states “[t]he Fund’s investments may include... single family rental homes sourced and managed by real estate platform(s).” Please disclose in plain English what a “real estate platform” is.

Response: Please see the Fund’s response to comment 11 below.

11.	Staff Comment: On page 2, in the second paragraph of Single Family Rental Investments, the disclosure states:

The Fund may acquire homes from such platforms directly or through one or more Subsidiaries. Such platform typically continues to manage the property and collects and processes rental incomes when due, and may help facilitate the Fund’s disposition of the properties.

Other disclosure throughout the Registration Statement, for example on page 7, describes the Fund’s strategy as “sourcing assets” from platforms. Please clarify the disclosure as it relates to how the Fund will use the platforms. Specifically disclose the following:

a.	How the Fund acquires or “sources” homes and other assets from the platforms.

b.	The contractual relationship between the Fund and the platform following the Fund’s acquisition of these properties, and

c.	Whether the Fund will pay the platform an ongoing fee to continue managing the properties.

Response: The Fund has revised the second paragraph under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments” as shown below, and has made conforming changes where necessary throughout the Prospectus:

The Fund intends to acquire homes primarily by ~~identifying~~ working with ~~real estate platforms~~ companies that acquire, improve and manage single family rental properties in different geographic regions within the United States (each such company, a “real estate operator”). ~~The Fund may acquire homes from such platforms directly or through one or more Subsidiaries. Such platform typically continues to manage the property and collect and process rental incomes when due, and may help facilitate the Fund’s disposition of the properties.~~ In general, a real estate operator locates

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properties based on certain acquisition criteria such as geographic locations, acquisition costs and features of the properties, acquires such properties using its own capital or third-party capital, improves the conditions of the properties if necessary, and leases such properties to tenants and manages the properties on an ongoing basis.

The Fund may ~~also~~ invest in single family rental properties by investing in private investment vehicles sponsored by, or entering into ~~joint ventures and~~ other similar arrangements with, real estate ~~platforms~~ operators and other investors that acquire and operate single family rental properties. These private investment vehicles will generally be business entities, such as partnerships or limited liability companies, formed for the purpose of investing in particular types of single family rental investments selected based on criteria agreed upon between the Fund (and other investors, if applicable) and a real estate operator, and will be administered by such operator. The Fund may invest in private investment vehicles alongside other financial investors, real estate operators and other investors. A ~~joint venture or a~~ private investment vehicle creates an alignment of interest between the Fund and a private source of capital. The terms of any particular ~~joint venture or~~ private investment vehicle will be established on a case-by-case basis considering all relevant facts, including the nature and attributes of the ~~potential joint venture partner or~~ other equity investors, the proposed structure of the investment, the nature of the operations, the liabilities and assets associated with the proposed ~~joint venture or~~ private investment vehicle and the size of the Fund’s interest in the vehicle. The Fund will negotiate the operating agreement, property management agreement, administration agreement and/or other agreements in connection with its investment in a private investment vehicle, or, in some cases, may invest in preexisting vehicles on terms that are acceptable to the Fund. The Fund may or may not control the management of the affairs of a ~~joint venture or other type of~~ private investment vehicle. Typically an affiliate of the general partner or manager of the ~~joint venture or a~~ private investment vehicle will manage the ~~property~~ properties owned by the vehicle. Such private investment vehicle will typically pay an ongoing property management fee to the property manager and/or an administration fee to the general partner or manager of the vehicle (or an affiliate thereof). Although it is expected that a general alignment occurs, the Fund’s interests may not be totally aligned with those of its partner. See “~~Joint Venture Risks~~ Risks of Private Investment Vehicles and Similar Arrangements.” The Fund will invest in ~~joint ventures or~~ private investment vehicles that may be structured as limited partnerships, limited liability companies, private REITs and other legal forms.

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The Fund may also acquire homes sourced by real estate operators directly (including through one or more Subsidiaries). In such cases, the Fund will enter into a purchase agreement or similar agreement with such real estate operator that sets forth the general terms of the Fund’s purchase of homes through such operator, including, for example, the acquisition criteria, the expected volume of purchases, fees and expenses payable to such operator or any third-party vendor and the closing mechanism for each transfer. As the real estate operator locates properties according to the terms of the purchase agreement, the Fund will have the option (but not the obligation) to acquire all rights, title and interest in such properties through customary real estate transfer processes. The real estate operator or its affiliate typically continues to manage the property under a property management agreement with the Fund and collects and processes rental incomes when due and pays such income to the Fund, less any property management fees assessed against the Fund. Such operator may also help facilitate the Fund’s disposition of the properties under its purchase agreement with the Fund or under separate documentation negotiated at the time of such disposal.

12.

Staff Comment: The following sentence in this paragraph states, “[t]he Fund may also invest in single family rental properties by investing in private investment vehicles sponsored by, or entering into joint ventures and other similar arrangements with, real estate platforms and other investors.” Please disclose what these “private investment vehicles” are, and who the “other investors” are. Will these private investment vehicles rely on section 3(c)(1) or 3(c)(7) of the 1940 Act? If not, what exclusion or exemption from the definition of “investment company” will these private investment vehicles rely on?

Response: The Fund has revised the referenced disclosure as shown in relevant part below:

The Fund may ~~also~~ invest in single family rental properties by investing in private investment vehicles sponsored by, or entering into ~~joint ventures and~~ other similar arrangements with, real estate ~~platforms~~ operators and other investors that acquire and operate single family rental properties. These private investment vehicles will generally be business entities, such as partnerships or limited liability companies, formed for the purpose of investing in particular types of single family rental investments selected based on criteria agreed upon between the Fund (and other investors, if applicable) and a real estate operator, and will be administered by such operator. The Fund may invest in private investment vehicles alongside other financial investors, real estate operators and other investors.

The private investment vehicles in which the Fund invests will generally be excluded from the definition of “investment company” within the meaning of the 1940 Act pursuant to Section 3(c)(5)(C) or Section 3(c)(6) of the 1940 Act. The Fund does not anticipate investing more than 15% of its assets in entities relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

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13.

Staff Comment: On page 3, in Mortgage-Backed Securities and Other Alternative Financing Investments, the last sentence of the first paragraph states, “[t]he Fund may also invest in other investments sourced by third parties that provide access to forms of financing on single family rental properties other than traditional loans or other forms of debt (‘alternative financing investments’).” This sentence is vague. Please disclose who “third parties” refers to and explain specifically what “alternative financing investments” are.

Response: The referenced sentence has been deleted.

14.

Staff Comment: The second paragraph of Mortgage-Backed Securities and Other Alternative Financing Investments concerns debt instruments secured by single family rental properties. It is unclear from the disclosure whether the Fund will purchase debt instruments from the real estate platforms and, if so, how. Do the platforms issue mortgages? Please revise the disclosure in this paragraph to present the information clearly and in plain English.

Response: The Fund notes that the referenced paragraph is not intended to refer specifically to mortgage-backed securities or alternative financing investments, but rather is intended to clarify certain features of the Fund’s investment program more generally. The Fund has clarified the relevant disclosure by (i) indenting the paragraphs with the sub-headings “First Mortgage Loans,” “Subordinate Mortgage Loans,” “Mezzanine Loans,” “Preferred Equity” and “Mortgage-Backed Securities” under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments” and (ii) revising the paragraph referenced in the Staff’s comment as shown below.

When investing in debt instruments secured directly or indirectly by~~, or alternative financing investments providing exposure to,~~ single family rental properties, the Fund may acquire such instruments directly or through a Subsidiary from a loan originator, a real estate operator or another third party. In such cases, the Fund purchases all rights, title and interest in the instruments pursuant to a purchase agreement directly from the ~~platform~~ entity that originated or sourced such instruments. The ~~platform~~ party from which the Fund acquires such instruments or a third-party servicer typically continues to service the instruments, collecting payments and distributing them to investors, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding acceleration or enforcement of the instruments following any default by a borrower. The Fund may also acquire such assets through ~~joint ventures,~~ private investment vehicles and other similar arrangements with third-parties as described above.

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15.	Staff Comment: The second paragraph also refers to “servicing fees assessed against the Fund.” Please confirm these fees are reflected in the Fund’s fee table.

Response: To the extent the Fund acquires debt instruments directly or through Subsidiaries and pays a servicing fee on these debt instruments, such servicing fee will be reflected in the fee table under “Other Expenses.”

16.

Staff Comment: Also in this section, at the top of page 4, the disclosure states that “a large proportion of the Fund’s portfolio may consist of assets obtained from or through a small number of platforms….” Accordingly, we have the following comments:

a.

Please disclose more specifically what you mean by a “small” number of platforms. For example, how many platforms and what approximate percentage (or range) the Fund will invest in assets sourced from, or issued by, each platform.

Response: [Redacted – Confidential Treatment Requested.] The Adviser is seeking to identify appropriate additional operators and may determine to increase the number of operators over time. The allocation of investments that are acquired from each real estate operator will depend on a number of factors, including the Adviser’s discretion, the Fund’s capacity to make investments and the volume and quality of assets meeting the Adviser’s criteria that are available for investment from the operators. Given the evolving nature of the real estate market, the possibility that the Fund may engage with a different and evolving universe of operators in the future and the Adviser’s ongoing efforts to identify appropriate investments for the Fund’s portfolio and to monitor the investment program of the Fund, the Fund respectfully submits that it would not be accurate to disclose specific numbers or percentages, as they are subject to change.

b.

Is there a limit on the percentage of the Fund’s assets that can be invested in assets from a single platform? If yes, what is that limit? If not, explain to us why the platform would not be considered a co-issuer of the Fund under rule 140 of the 1933 Act.

Response: The Fund is not subject to a stated limit on the percentage of its portfolio that it can allocate to assets sourced from a single real estate operator. The Fund notes that while it will source its investments primarily from real estate operators, it does not intend to invest in securities issued by such operators. Rather, the Fund’s assets will predominately consist of equity and possibly debt where the issuer is an entity (other than a real estate operator) that has ownership of, liens on or other interests in real estate. Such interests in real estate will be located, but not created, by real estate operators.

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Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities...” is deemed to be “engaged in the distribution of the securities of such issuer or affiliated issuers” for purposes of
Section 2(11) of the 1933 Act. Because, as discussed above, the Fund does not expect to purchase securities issued by real estate operators, it cannot be said that a “chief part” of the Fund’s “business [would consist] of the purchase of the securities” of a real estate operator. Therefore, the Fund’s investment activities will not fall within the scope of Rule 140 with respect to any real estate operator.

The Staff has indicated various circumstances in which one party might be deemed to be the co-issuer of securities issued by another party. However, none of those circumstances will exist in the case of the Fund and its relationship with the real estate operators, or with any entity organized by a real estate operator. For example, in the context of a master-feeder arrangement under Section 12(d)(1)(E) of the 1940 Act, the Staff “has viewed the [master] fund as the co-issuer of the [feeder] fund’s securities in accordance with rule 140 under the 1933 Act.” (See Letter to Congressman John D. Dingell from Richard C. Breeden, Chairman of the SEC, 1993 SEC No-Act. LEXIS 766 (Apr. 15, 1992).) However, unlike the feeder fund in a master-feeder arrangement, the Fund is not acting as a conduit for the securities of any other issuer, including any real estate operator, because the Fund will invest in the securities of multiple entities, none of which will be real estate operators themselves. The Fund further notes that none of these entities will in turn hold securities issued by a real estate operator. Instead, in most cases such entities will own single family rental homes. (The Staff has indicated that loans originated by a marketplace lender may be considered “securities” issued by such lender. The Fund notes that its assets will predominately consist of direct or indirect interest in properties and at no time will the chief part of its business be the purchase of loans originated by such an operator.)

c.

Disclose the name of each platform through which the Fund expects to invest greater than 25% of its assets, provide a description of the platform and disclose any unique risks that the platform presents.

Response: Given the evolving nature of the real estate market, the possibility that the Fund may engage with a different and evolving universe of real estate operators in the future and the Adviser’s ongoing efforts to identify appropriate investments for the Fund’s portfolio and to monitor the investment program of the Fund, it would not enhance shareholder understanding to disclose the names of particular operators through which the Fund currently intends to invest. Furthermore, the risk/reward profile and other characteristics of the Fund’s portfolio will be primarily a function of the investment parameters applicable to the investment vehicles through which the

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Fund’s assets are invested, rather than the identity of the operators managing those vehicles. In addition, the Fund respectfully submits that to do so could be disadvantageous to investors in the Fund, as it could increase non-Fund investor demand for single family rental investments originated or issued through a particular operator, resulting in less favorable investment terms for the Fund and its investors. The Fund also notes that the identities of the operators through which the Fund currently intends to invest are the product of the Fund’s and the Adviser’s substantial commitment of time and resources to performing due diligence on multiple operators, and to require the Fund to disclose those names would provide an unfair benefit to potential competitors of the Fund.

d.	Please disclose in the fee table, if material, the estimated costs of using the platforms.

Response: The Fund confirms that, to the extent that the Fund expects to incur material fees and/or expenses payable to a real estate operator, such fees and/or expenses will be appropriately reflected in the fee table.

e.	Please disclose whether the Fund will enter into any agreements with the platforms other than the types of agreements typically available to all investors on the platform.

Response: The Fund expects that the terms of its agreements with each real estate operator will be consistent with those generally available to institutional investors on the particular operator.

f.

Please supplementally explain to us whether the Fund’s investments in a platform could result in the platform being deemed an “affiliated person” of the Fund under section 2(a)(3) of the 1940 Act, and, as a result, whether the Fund may need to seek any exemptive relief.

Response: While the Fund does not expect to invest in securities issued by any real estate operator, the Fund and the Adviser have adopted policies and procedures designed to assist the Fund in identifying affiliated persons (as that term is defined in the 1940 Act) and in addressing transactions with affiliates that could give rise to conflicts of interest, including those that require adherence to the provisions of the 1940 Act and the rules thereunder. The Fund does not intend to seek exemptive relief in connection with its affiliate relationships. The Fund supplementally notes that it may engage in certain transactions in reliance on Rule 17a-6 under the 1940 Act.

g.	Please supplementally provide the names of any specific platforms the Fund anticipates buying a significant number of homes or other assets from.

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Response: As discussed in response to parts “a” and “c” of this comment, the Fund may adjust its allocations among investments sourced from different real estate operators in the Adviser’s discretion based on a number of different factors, and the list of operators from which the Fund sources investments may change over time. Furthermore, the risk/reward profile and other characteristics of the Fund’s portfolio will be primarily a function of the investment parameters applicable to the investment vehicles through which the Fund’s assets are invested, rather than the identity of the operators managing those vehicles. The Fund therefore respectfully submits that the identity of the operators from which the Fund sources its investments is of insufficient relevance to the Staff’s evaluation of the Registration Statement to warrant disclosure.

17.	Staff Comment: On page 4, in Hedging, the disclosure states that the Fund will engage in short sales. Please confirm the fees associated with short sales are reflected in the Fund’s fee table.

Response: The Fund so confirms.

18.

Staff Comment: On page 4, in Leverage, the disclosure states, “[t]he Fund typically obtains leverage in seeking to achieve its investment objective.” Please disclose within the Registration Statement that an Adviser’s determination of the amount of the Fund’s leverage creates an inherent conflict of interest as increased leverage will increase the Fund’s assets and lead to a greater management fee.

Response: The Fund anticipates paying a management fee to the Adviser on the basis of net assets, exclusive of assets attributable to leverage. In such case, the conflict of interest suggested by the Staff therefore will not be applicable to this Fund. In the event the Fund pays a management fee to the Adviser on the basis of gross assets, the Fund will disclose such conflict of interest in the Registration Statement.

19.

Staff Comment: On page 10, in Alternative Lease Arrangement Risk, the disclosure states that “[t]he Fund may invest in properties sourced and managed by real estate platform(s) that operate an alternative lease program under which a tenant has the right to purchase such home in the future at a certain predetermined price.” With a pre-determined price, can these homes be purchased by the Fund at an attractive price? Please supplementally explain how the Fund may achieve its investment objective with these investments.

Response: The Fund’s investment objective is to achieve long-term capital appreciation and current income. The leasing arrangement referenced in the Staff’s comment has the potential to generate capital appreciation because the Fund will generally acquire a property at a price below the purchase price(s) at which the lessee can purchase such property in the future. In addition, in the event that a lessee does not exercise the option to purchase a

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property, the Fund can also obtain capital appreciation if it is able to sell the property for more than its own purchase price to a third-party. In addition, the arrangement has the potential to generate current income through lease payments. The Fund has deleted the phrase “at a certain predetermined price” from the disclosure quoted in the Staff’s comment because, while the lease arrangements referenced do give lessees a purchase option, the purchase price available to the lessee typically adjusts over time based on predetermined criteria.

20.

Staff Comment: On page 19, in Derivatives Risk, the disclosure states “[t]he Fund may invest in derivatives for investment purposes.” Please supplementally confirm if the Fund includes derivatives in its policy to invest 80% of its net assets in single family rental investments, and, if yes, disclose that the derivatives are counted based on their market value for these purposes.

Response: Although the Fund does not expect to use derivatives extensively, the Fund may include derivatives in its 80% policy to the extent it uses them to obtain economic exposure to single family rental investments. To the extent that derivatives are included in the Fund’s 80% test, the Fund confirms that it will value them at market value.

21.

Staff Comment: On page 20, in Subsidiary Risk and Other Indirect Investing Risk, the disclosure states, “[b]y investing through Subsidiaries, joint ventures, private investment or other similar vehicles, the Fund is exposed to the risks associated with such vehicles’ investments. Such vehicles generally are not registered as investment companies under the 1940 Act.” As these vehicles are not registered investment companies, what types of entities are they? With regard to the Fund’s investment through the Subsidiaries, please provide details regarding each Subsidiary’s jurisdiction of organization as well as the business purpose of these investments. Please also supplementally confirm the following:

a.	That the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries.

b.

To the extent relevant, that each investment adviser to a Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may combined.

c.	That the Subsidiaries comply with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of each Subsidiary.

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d.

Any fee (including any performance fee) payable to the advisor of a Subsidiary will be included in “Management Fees” and the expenses of each Subsidiary will be included in “Other Expenses” in the Fund’s fee table.

Response: Subsidiaries may be used (1) for convenience, including to segregate different types of assets on the Fund’s records, or (2) to satisfy jurisdiction-specific legal, regulatory or tax requirements. The Fund expects that its Subsidiaries will be organized as Delaware limited liability companies, although the Fund retains the flexibility to organize Subsidiaries in different forms or in different jurisdictions depending on business, operational and other considerations.

The Fund responds to parts “a” through “d” of this comment as follows:

a.

The Fund confirms that it will comply with the provisions of the 1940 Act governing investment policies set forth in Section 8 and capital structure and leverage set forth in Section 18 on an aggregate basis with the Subsidiaries.

b.

The Fund confirms that any investment adviser to a Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts set forth in Section 15. Although the Fund does not believe that a Subsidiary’s investment advisory agreement would be a material contract of the Fund, the Fund confirms that it would add any such contract as an exhibit to the Registration Statement.

c.

The Fund confirms that any Subsidiary will comply with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act, and the Fund will identify each custodian of any Subsidiary in the Registration Statement.

d.

The Fund confirms that any fee payable to the adviser of a Subsidiary will be included in “Management Fees” and that the expenses of each Subsidiary will be included in “Other Expenses” in the Fund’s fee table.

22.

Staff Comment: Please disclose an estimate of the expenses of all Acquired Funds (e.g., Section 3(c)(1) and 3(c)(7) entities) in which the Fund will invest by adding an Acquired Fund Fees and Expenses line item to the fee table. See Instruction 10 to Item 3.1. of Form N-2.

Response: The Fund expects that the expenses of its investments, if any, in all Acquired Funds will not exceed 0.01% of average net assets. Accordingly, the Fund’s fee table does not need to include an “Acquired Fund Fees and Expenses” line.

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23.

Staff Comment: On page 25, in Financial Due Diligence, the disclosure states, “[a] preliminary review of each opportunity is conducted in order to screen the attractiveness of each transaction [emphasis added].” However, at the bottom of page 3, the disclosure states, “[w]hen acquiring single family rental investments sourced through real estate platforms, the Fund may not review the particular characteristics of each property or instrument that it acquires, but rather negotiate in advance and from time to time with the platforms or originators from which the Fund acquires such properties or instruments the general criteria of the investments.” Please reconcile this inconsistency. In doing so, please describe the general criteria the Fund negotiates with the platforms or originators. What controls does the Fund include to ensure asset quality? (e.g., will the Fund invest in subprime mortgages?).

Response: The Fund has revised the disclosure in Financial Due Diligence as shown below:

Financial Due Diligence. When the Fund considers an opportunity to enter into a new transaction, such as an investment in a new private investment vehicle or the entrance into a new purchase agreement or similar agreement with a real estate operator, ~~A~~ a preliminary review of each opportunity is conducted in order to screen the attractiveness of ~~each~~ such transaction. The preliminary review is followed by an initial projection based on macro- and micro-economic analyses. If the Adviser deems appropriate, further due diligence will be conducted. The Adviser will forecast expected cash flows and analyze various scenarios and exit strategies utilizing its proprietary models and the financial information received.

In addition, the Fund has added the below as a sixth new paragraph under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments”.

When investing in single family rental homes through private investment vehicles, or acquiring homes directly through real estate operators, the Fund generally does not expect to review the particular characteristics of each property that it acquires, but rather negotiate in advance the general criteria of the investments, including the acquisition cost, expected rental income, geographic location and physical features such as size, property age and number of bedrooms of each property. The Fund will generally seek to invest in single family rental properties with stable and desirable expected rental incomes as well as potential of appreciation in value.

Furthermore, the Fund has revised the second-to-last paragraph under “Prospectus Summary—Investment Objective and Principal Investment Policies—Single Family Rental Investments” as shown below:

When acquiring ~~single family rental investments sourced through real estate platforms~~ debt instruments, preferred equity or mortgage-backed securities secured

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directly or indirectly by, or providing exposure to, single family rental properties, the Fund may not review the particular characteristics of each ~~property or~~ instrument that it acquires, but rather negotiate in advance and from time to time with the operators or originators from which the Fund acquires such ~~properties or~~ instruments the general criteria of the investments, ~~including the acquisition costs, geographic locations, expected rental incomes and leverage ratios of the properties, or in the case of debt instruments or alternative financing investments,~~ including the principal amounts, terms and yields of the instruments as well as the characteristics of the underlying properties. The Fund will not invest in subprime mortgage loans or securities backed by subprime mortgage loans. “Subprime” does not have a specific legal or market definition, but is understood in the credit marketplace to signify that a loan has a material likelihood that it will not be repaid. The Adviser will make the determination that mortgage loans purchased by the Fund are not of subprime quality based on the Adviser’s due diligence of the creditworthiness of the borrower and the quality of the collateral in the case of mortgage loans extended to a commercial borrower, or in the case of consumer mortgage loans, based on the Adviser’s due diligence of the credit underwriting policies of the originating or sourcing entity.

24.

Staff Comment: On page 32, the disclosure states, “[a] substantial portion of the rental properties that the Fund may invest in may require some level of renovation.” The disclosure further states that “[t]he Fund is exposed to all of the risks inherent in property renovation and maintenance, including potential cost overruns, increases in labor and materials costs... ” With regard to these costs, as well as other administrative and servicing fees referenced throughout the Registration Statement, please explain whether these fees are reflected in the fee table. If the fees are not included, please explain why.

Response: The Fund confirms that administrative, servicing and other fees that are imposed on the Fund or a Subsidiary will be reflected in the Fund’s fee table as appropriate. Fees and expenses paid by entities in which the Fund invests will generally not be reflected in the Fund’s fee table when those entities are not consolidated with the Fund for financial reporting purposes. However, the Fund will nevertheless be exposed to such fees and expenses insofar as they will tend to reduce the value of the Fund’s investments.

25.

Staff Comment: On page 62, in Determination of Net Asset Value, the disclosure states, “[t]he Board has established an Adviser Valuation Committee made up of employees of the Adviser.” Please disclose that the participation of the Adviser’s personnel in the Fund’s valuation process could result in a conflict of interest as the management fee is based on the value of the Fund’s assets.

Response: The Fund has added the below as the final sentence under “Risk Considerations—Valuation Risk”.

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In addition, the participation of the Adviser’s personnel in the Fund’s valuation process could result in a conflict of interest, as the management fee paid to the Adviser is based on the value of the Fund’s assets.

26.

Staff Comment: In light of the illiquid nature of the Fund’s proposed investments, explain to us how it will comply with Rule 23c-3(b)(10)(i) under the 1940 Act, which requires the fund to maintain liquid assets to meet its repurchase obligations.

Response: The Fund intends to maintain liquid assets sufficient to satisfy the requirements of Rule 23c-3(b)(10)(i) under the 1940 Act primarily by (i) investing a small portion of the Fund’s offering proceeds in liquid assets, (ii) retaining investment income received from portfolio investments and holding it in cash or investing it in liquid assets and/or (iii) selling less liquid assets in advance of repurchase notices and retaining the proceeds in cash or investing the proceeds in liquid assets. Both of these approaches are consistent with existing prospectus disclosure, which includes, under “Investment Objective, Policies and Risks—Principal Investment Policies—Cash and Cash Equivalents; Temporary Defensive Positions,” the statement, “For liquidity management or temporary defensive purposes, the Fund may invest in cash, money market instruments, U.S. or non-U.S. government debt securities or other cash-equivalent instruments.” Prior to launch, the Fund will also adopt Rule 23c-3 compliance policies and procedures, which will include components addressing the liquidity requirements under the Rule.

*        *        *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7831.

Very truly yours,

/s/ Robert Schmidt
Robert Schmidt

cc:	Xiao Zhu, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Elizabeth J. Reza, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP